Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*

Announcement also provided to required statutory authorities

Date: 1 March 2002

Number of pages (including this one): 19

In accordance with §1, section 2 and §57, section 2 of the Decree of the Council of Ministers dated October 16, 2001 (Dz. U. Nr 139, poz. 1569), the Board of Management of KGHM Polska Miedź S.A. hereby provides the consolidated quarterly report for the IV quarter of 2001.

SELECTED FINANCIALS ITEMS	In '000 PLN		in '000 EURO	
	IV Qtr. 2001 period from 01.10.01 to 31.12.01	period: from 1 January to 31 December 2001 (accrued)	IV Qtr. 2001 period from 01.10.01 to 31.12.01	period: from 1 January to 31 December 2001 (accrued)
I. Revenue from the sale of products, materials and goods	1 182 306	4 980 356	326 875	1 364 145
II. Operating profit (loss)	(487 168)	(459 908)	(134 688)	(125 971)
III. Profit (loss) before taxation	(555 645)	(612 384)	(153 620)	(167 735)
IV. Net profit (loss)	(539 789)	(664 522)	(149 237)	(182 016)
V. Assets (as at 31.12.2001)		7 877 090		2 236 602
VI. Total Liabilities (as at 31.12.2001)		3 218 574		913 874
VII. Long term creditors (as at 31.12.2001)		249 178		70 751
VIII. Short term creditors (as at 31.12.2001)		2 969 396		843 123
IX. Shareholder's Funds (as at 31.12.2001)		3 248 071		922 250
X. Share Capital (as at 31.12.2001)		2 000 000		567 875
XI.Shares outstanding (as at 31.12.2001)		200 000 000		200 000 000
XII. Net profit (loss) per ordinary share (in PLN/EURO)		(3.32)		(0.90)
XIII. Diluted net profit (loss) per ordinary share (in PLN/EURO)				
XIV. Net assets per share (in PLN/EURO) (as at 31.12.2001)		16.24		4.61
XV. Diluted net assets per share (in PLN/EURO) (as at 31.12.2001)				
XVI. Declared or paid dividend per ordinary share (in PLN/EURO)*		1.00		0.28

*Dividend for 2000 paid in 2001

dlw 3/4

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED BALANCE SHEET	as at 31.12.2001 end of quarter	as at 30.09.2001 end of prior quarter	as at 31.12.2000 end of quarter	as at 30.09.2000 end of prior quarter
ASSETS				
I. Fixed Assets	**5 282 831**	**5 155 518**	**4 567 303**	
1. Intangible assets	52 014	42 686	67 775	
2. Goodwill arising on consolidation	99 801	106 201	122 883	
3. Tangible fixed assets	4 514 587	4 341 298	3 908 162	
4. Long term investments	614 533	665 045	461 246	
- shares in other entities consolidated by equity method	26 133	25 634	27 673	
5. Long term debtors	1 896	288	7 237	
II. Current assets	**1 824 627**	**1 951 469**	**1 871 381**	
1. Inventory	998 878	1 013 053	902 956	
2. Debtors	602 263	548 993	649 093	
3. Own shares for sale				
4. Short term investments	87 520	130 328	140 090	
5. Cash and cash equivalents	135 966	259 095	179 242	
III. Prepayments	**769 632**	**1 170 346**	**1 017 497**	
1. Deferred corporate income tax asset	53 996	119 910	76 770	
2. Other prepayments	715 636	1 050 436	940 727	
Total assets	**7 877 090**	**8 277 333**	**7 456 181**	
SHAREHOLDER'S FUNDS AND LIABILITIES				
I. Shareholder's Funds	**3 248 071**	**3 803 541**	**4 090 896**	
1. Share capital	2 000 000	2 000 000	2 000 000	
2. Called up share capital not paid				
3. Reserve capital	1 425 129	1 410 885	1 035 480	
4. Revaluation reserve capital	744 250	751 556	757 544	
5. Other reserve capital	(7 686)	5 980	(27 123)	
6. Exchange rate differences from foreign divisions				
7. Foreign exchange differences arising on consolidation	17 745	22 701	21 383	
8. Profit (loss) from prior years	(266 845)	(262 848)	(194 863)	
9. Net profit (loss) for the period	(664 522)	(124 733)	498 475	
II. Capital reserve arising on consolidation	**1 227**	**1 588**	**2 653**	
III. Minority interest	**15 476**	**17 897**	**23 237**	
IV. Provisions	**1 056 083**	**834 963**	**842 401**	
1. Provisions for income tax				
2. Other provisions	1 058 764	834 963	842 401	
V. Liabilities	**3 218 574**	**2 941 437**	**2 101 143**	
1. Long term creditors	249 178	309 564	315 080	
2. Short term creditors	2 969 396	2 631 873	1 786 063	
VI. Accruals and deferred income	**337 659**	**677 907**	**395 851**	
Total shareholder's funds and liabilities	**7 877 090**	**8 277 333**	**7 456 181**	

Net assets		3 248 071		4 090 896
Shares outstanding		200 000 000		200 000 000
Net assets per share (in PLN)		16.24		20.45
Anticipated shares outstanding				
Diluted net assets per share (in PLN)				

EXEMPTION NUMBER: 82 4639

(in 000PLN)

OFF-BALANCE SHEET LIABILITIES	as at 31.12.2001 end of quarter	as at 30.09.2001 end of prior quarter	as at 31.12.2000 end of quarter	as at 30.09.2000 end of prior quarter
Off-Balance Sheet Liabilities				
a) Total value of guarantees and securities granted, of which:	**21 792**	**822 454**	**306 259**	
- on behalf of subsidiaries	16 166	816 166	302 197	
- on behalf of associates	3 500	4 802	3 500	
- on behalf of a dominant entity				
- on behalf other entities	2 126	1 486	562	
b. Other off-balance sheet liabilities due to:	**290 196**	**351 383**	**665 498**	
- bills of exchange	30 968	29 171	26 824	
- perpetual usufruct of land	197 054	196 185	179 006	
- conditional penalties	316	283	7 439	
- liabilities related to implementation work, R&D projects and other unrealised contracts	22 976	34 288	66 824	
- potential future commitments related to investment in CONGO		73 973	72 340	
- unresolved and disputed issues	37 644	3 559		
- other conditional issues	1 238	13 924	313 065	
Total Off-Balance Sheet Liabilities	**311 988**	**1 173 837**	**971 757**	

(in ' 000 PLN)

CONSOLIDATED PROFIT AND LOSS ACCOUNT	IV Qtr. 2001 period from 01.10.01 to 31.12.01	IV Qtrs (accrued) period from 01.01.01 to 31.12.01	IV Qtr. 2000 period from 01.10.00 to 31.12.00	IV Qtrs (accrued) period from 01.01.00 to 31.12.00
I. Revenue from the sale of products, materials and goods	**1 182 306**	**4 980 356**		**5 608 809**
1. Revenue from the sale of products	1 125 788	4 745 072		5 236 686
2. Revenue from the sale of materials and goods	56 518	235 284		372 123
II. Cost of sale of products, materials and goods	**(1 041 899)**	**(4 225 566)**		**(4 121 373)**
1. Cost of manufactured products sold	(991 784)	(4 022 649)		(3 802 564)
2. Cost of goods and materials sold	(50 115)	(202 917)		(318 809)
III. Gross profit (I-II)	**140 407**	**754 790**		**1 487 436**
IV. Selling costs	**(72 718)**	**(150 452)**		**(69 471)**
V. General administrative costs	**(140 604)**	**(607 989)**		**(528 974)**
VI. Profit from sales (III-IV-V)	**(72 915)**	**(3 651)**		**888 991**
VII. Other operating income	**32 503**	**61 115**		**85 340**
VIII. Other operating costs	**(446 756)**	**(517 372)**		**(206 396)**
IX. Operating profit (loss) (VI+VII-VIII)	**(487 168)**	**(459 908)**		**767 935**
X. Income from shares in other entities	**7 049**	**7 759**		**1 639**
XI. Income from other long term investments	**119**	**511**		**1 710**
XII. Other financial income	**148 790**	**1 029 664**		**742 630**
XIII. Financial costs	**(194 772)**	**(1 140 538)**		**(760 144)**
XIV. Profit (loss) before extraordinary items and taxation (IX+X+XI+XII-XIII)	**(525 982)**	**(562 512)**		**753 770**
XV. Extraordinary items (XV.1.-XV.2.)	**(23 625)**	**(25 782)**		**(2 919)**
1. Extraordinary gains	1 019	3 479		9 602
2. Extraordinary losses	(24 644)	(29 261)		(12 521)
XVI. Consolidation goodwill write-off	**(6 401)**	**(25 538)**		**(2 681)**
XVII. Consolidation capital reserve write-off	**363**	**1 448**		**1 473**
XVIII. Profit (loss) before taxation	**(555 645)**	**(612 384)**		**749 643**
XIX. Taxation	**12 398**	**(56 633)**		**(191 524)**
XX. Other obligatory deductions from profit (loss increase)				
XXI. Share in profit (loss) in entities consolidated by the equity method	**897**	**1 537**		**(61 527)**
XXII. Minority interest share of (profit) loss	**2 561**	**2 958**		**1 883**
XIX. Net profit (loss)	**(539 789)**	**(664 522)**		**498 475**

Net profit (loss) (for 12 months)		(664 522)		498 475
Weighted average number of ordinary shares		200 000 000		200 000 000
Net profit (loss) per share (in PLN)		(3.32)		2.49
Weighted average anticipated number of ordinary shares				
Diluted net profit (loss) per ordinary share (in PLN)				

EXEMPTION NUMBER: 82 4639

(in '000 PLN)

DESCRIPTION OF CHANGES IN CONSOLIDATED SHAREHOLDERS' FUNDS	IV Qtr. 2001 period from 01.10.01 to 31.12.01	IV Qtrs (accrued) period from 01.01.01 to 31.12.01	IV Qtr. 2000 period from 01.10.00 to 31.12.00	IV Qtrs (accrued) period from 01.01.00 to 31.12.00
I. Shareholders' funds - beginning of the period	3 803 541	4 090 896		3 593 270
a) changes of accounting policies				
b) corrections due to error				
I.a. Shareholders' funds - beginning of the period, after adjustment with comparative data	3 803 541	4 090 896		3 593 270
1. Share capital - beginning of the period	2 000 000	2 000 000		2 000 000
1.1. Changes in share capital				
a) increase,due to:				
- issue of share				
b) decrease, due to:				
- redemption of shares				
1.2. Share capital - end of the period	2 000 000	2 000 000		2 000 000
2. Called up capital not paid - beginning of the period				
2.1. Changes in called up capital not paid				
a) increase				
b) decrease				
2.2. Called up capital not paid - end of the period				
3. Reserve capital - beginning of the period	1 410 885	1 035 480		1 380 086
3.1. Changes in reserve capital	14 244	389 649		(344 606)
a) increase, due to:	13 139	487 921		401 617
- issue of shares over nominal value				
- from profit distribution (statutory)	58	1 104		26
- from profit distribution (over statutorily-required minimum value)	(2 037)	429 910		2 916
- consolidation adjustment (including due to permanent loss in value of shares)		21 941		384 046
- transfer from revaluation reserve capital	7 312	11 708		7 411
- share in change in associates' capital		1 883		7 218
- consolidation capital reserve write-off from prior years		1 473		
- other	7 806	19 902		
b) decrease, due to:	1 105	(98 272)		(746 223)
- coverage of losses	(2)	(6 675)		(618 729)
- consolidation adjustment	(12)	(19 558)		(101 518)
- share in change in associates' capital		(63 410)		(25 976)
- consolidation goodwill write-off from prior years		(2 681)		
- other	1 119	(5 948)		
3.2. Reserve capital - end of the period	1 425 129	1 425 129		1 035 480
4. Revaluation reserve capital - beginning of the period	751 556	757 544		766 542
4.1. Changes in revaluation reserve capital	(7 306)	(13 294)		(8 998)
a) increase, due to:	6	393		4 386
- consolidation adjustments of capital				4 386
- purchase of subsidiary shares		345		
- other increases	6	48		
b) decrease, due to:	(7 312)	(13 687)		(13 384)
- the sale and liquidation of fixed assets	(7 312)	(11 708)		(7 411)
- consolidation adjustment				(3 870)
- sale of shares of entities purchased prior to 1.01.1995				(2 103)
- other decreases		(1 979)		
4.2. Revaluation reserve capital - end of the period	744 250	744 250		757 544

EXEMPTION NUMBER: 82 4639

5. Other reserve capital - beginning of the period	5 980	(27 123)		283
5.1. Changes in other reserve capital	(13 666)	19 437		(27 406)
a) increase, due to:	(23 068)	23 222		80 204
- capital creation from net profit		95		131
- gains on valuation of financial instruments	(23 069)	23 126		80 073
- other increases	1	1		
b) decrease, due to:	9 402	(3 785)		(107 610)
- losses on valuation of financial instruments	9 402	(3 785)		(107 610)
5.2. Other reserve capital - end of the period	(7 686)	(7 686)		(27 123)
6. Exchange rate differences on foreign divisions				
7. Exchange rate differences on consolidation	17 745	17 745		21 383
8. Retained profit or uncovered losses from prior years - beginning of the period	(387 581)	303 612		(576 429)
8.1. Retained profit from prior years - beginning of the period	25 746	713 594		349 983
a) changes to accounting methodology (policies)				
b) corrections due to error				
8.2. Retained profit from prior years - beginning of the period, after adjustment with comparative data	25 746	713 594		349 983
a) increase, due to:	1 325	1 325		17 969
- distribution of profit				
- changes to accounting methodology (policies)				6 203
- consolidation adjustments				11 766
- other	1 325	1 325		-
b) decrease, due to:		(687 848)		(346 418)
- coverage of loss from prior years		(24 587)		(3 854)
- increase of reserve capital	1 980	(431 014)		(2 942)
- increase of other reserve capital		(95)		(131)
- dividend payment	(1 980)	(207 637)		(8 381)
- payment of bonuses and premiums for employees		(60)		(32)
- consolidation adjustment (including due to permanent loss in value of shares)		(24 391)		(331 078)
- other		(64)		
8.3. Retained profit from prior years - end of the period	27 071	27 071		21 534
8.4. Uncovered losses from prior years - beginning of the period	413 327	409 982		926 412
a) changes to accounting methodology (policies)				
b) corrections due to error				
8.5. Uncovered losses from prior years - beginning of the period, after adjustment with comparative data	413 327	409 982		926 412
a) increase, due to:	6 249	6 632		201 852
- transfer of losses to be covered				
- result of subsidiaries on the purchase date	2 570	2 570		189 652
- changes to accounting methodology (policies)				2 349
- consolidation adjustments		383		9 851
- other increases	3 679	3 679		
b) decrease, due to:	(927)	(122 698)		(911 867)
- coverage of loss from profit distribution		(24 587)		(3 854)
- coverage of loss from reserve capital and other reserve capital	(2)	(6 675)		(618 729)
- consolidation adjustments		(90 510)		(289 283)
- other decreases	(925)	(926)		(1)
8.6. Uncovered losses from prior years - end of the period	418 649	293 916		216 397
8.7. Retained profit or uncovered losses from prior years - end of the period	(391 578)	(266 845)		(194 863)
9. Net result	(539 789)	(664 522)		498 475
a) Net profit				498 475
b) Net loss	(539 789)	(664 522)		
II. Shareholders' fund - end of the period	3 248 071	3 248 071		4 090 896

EXEMPTION NUMBER: 82 4639

(in ' 000 PLN)

CONSOLIDATED STATEMENT OF CASH FLOWS	IV Qtr. 2001 period from 01.10.01 to 31.12.01	IV Qtrs (accrued) period from 01.01.01 to 31.12.01	IV Qtr. 2000 period from 01.10.00 to 31.12.00	IV Qtrs (accrued) period from 01.01.00 to 31.12.00
A. Net cash flow from operations (I+/-II) - indirect method	**(76 228)**	**80 903**		**628 644**
I. Net profit (loss)	**(539 789)**	**(664 522)**		**498 475**
II. Adjustments:	**463 561**	**745 425**		**130 169**
1. Minority shareholders profit (loss)	(2 561)	(2 958)		(1 883)
2. Share in (profit) loss in entities consolidated by the equity method	(897)	(1 537)		61 527
3. Depreciation (including the write-off of goodwill arising from consolidation or reserve capital arising from consolidation)	126 966	492 839		473 846
4. Foreign exchange (gains) losses	(65 947)	(75 421)		(3 364)
5. Interest and dividends received and paid	41 759	112 863		7 374
6. (Profit) loss on investing activities	(15 099)	(1 159)		(24 419)
7. Change in other provisions	221 120	213 501		84 470
8. Corporate income tax charge (from profit and loss account)	(12 398)	56 633		191 524
9. Corporate income tax paid	(20 969)	(47 554)		(300 353)
10. Change in inventories	14 176	(87 511)		(50 851)
11. Change in debtors	32 636	63 140		(113 684)
12. Change in short term creditors (excluding loans and credits)	(56 499)	(282 708)		(60 538)
13. Change in prepayments and accruals	(63 970)	179 509		85 746
14. Change in deferred income	58 522	(12 122)		(73 414)
15. Other items	206 722	137 910		(145 812)

B. Net cash flow from investing activities (I-II)	**(152 757)**	**(1 407 360)**		**(639 300)**
I. Inflow from investing activities	**971 970**	**4 405 854**		**2 118 605**
1. Sale of intangible fixed assets	295	682		780
2. Sale of tangible fixed assets	3 562	27 016		33 776
3. Sale of long term investments, of which:	(311)	22 431		80 737
- in subsidiaries	(318)	11 548		8 024
- in associates		2 903		49 784
- in dominant entity				
4. Sale of short term investments	961 099	4 346 571		1 999 195
5. Repayment of long term loans granted				83
6. Dividends received	7 049	7 759		1 625
7. Interest received	176	1 295		2 349
8. Other items	100	100		60
II. Outflow from investing activities	**(1 124 727)**	**(5 813 214)**		**(2 757 905)**
1. Purchase of intangible fixed assets	(6 646)	(19 357)		(15 483)
2. Purchase of tangible fixed assets	(232 427)	(1 093 306)		(472 082)
3. Purchase of long term investments, of which:	(88 906)	(134 473)		(208 505)
- in subsidiaries		(5 649)		(148 955)
- in associates				
- in dominant entity				
4. Purchase of own shares				
5. Purchase of short term investments	(876 698)	(4 258 261)		(2 027 567)
6. Long term loans granted		(98 050)		
7. Dividends paid to minority shareholders		(200 520)		(323)
8. Other items	79 950	(9 247)		(33 945)

EXEMPTION NUMBER: 82 4639

C. Net cash flow from financing activities (I-II)	**105 856**	**1 283 181**		**9 483**
I. Inflow from financing activities	**1 805 961**	**5 439 836**		**1 003 671**
1. Proceeds from long term bank loans and long term loans	120 814	124 464		1 258
2. Issue of long term debentures and other securities				
3. Proceeds from short term bank loans and short term loans	1 670 465	5 217 515		993 415
4. Issue of short term debentures and other securities				
5. Income from shares issued				
6. Additional payments to capital				
7. Other items	14 682	97 857		8 998
II. Outflow from financing activities	**(1 700 105)**	**(4 156 655)**		**(994 188)**
1. Repayment of long term bank loans and long term loans	(1 655)	(11 759)		(2 571)
2. Purchase of long term debentures and other securities				
3. Repayment of short term bank loans and short term loans	(1 640 183)	(3 996 080)		(969 918)
4. Purchase of short term debentures and other securities				
5. Costs of the issue of shares				
6. Purchase of own shares for retirement				
7. Dividends and other payments to shareholders				
8. Bonuses from net profit paid to the Management Board and the Supervisory Board				
9. Community development expenses				
10. Leasing and rental repayments				
11. Interest paid	(48 977)	(121 846)		(11 334)
12. Other items	(9 290)	(26 970)		(10 365)

D. Total net cash flow (A+/-B+/-C)	**(123 129)**	**(43 276)**		**(1 173)**
E. Change in balance of cash and cash equivalents	**(123 129)**	**(43 276)**		**(1 173)**
- including change due to exchange rate differences	309	23		5 249
F. Cash and cash equivalents - beginning of the period	**259 095**	**179 242**		**180 415**
G. Cash and cash equivalents - end of the period (F+/-D)	**135 966**	**135 966**		**179 242**
- including those having limited rights to disposable	3 111	3 111		

EXEMPTION NUMBER: 82 4639

ADDITIONAL INFORMATION TO THE CONSOLIDATED QUARTERLY REPORT FOR Q4 2001 - PURSUANT TO § 61 SEC. 7, IN CONNECTION WITH SEC. 4 OF THE RULING OF THE COUNCIL OF MINISTERS DATED 16 OCTOBER 2001 (DZ.U. NR 139, POZ. 1569)

I. Principles applied in preparing this report.

1. Introduction

KGHM Polska Miedź S.A. is the dominant entity of a Capital Group, in which consolidation at the end of the fourth quarter comprised:
- by the full method - 26 entities,
- by the equity method - 6 entities.

The following changes were made in the structure of the Capital Group during the current quarter:
- the indirect subsidiary PSKiT Cuprum 2000 S.A. was acquired by the subsidiary Telefonia Lokalna S.A.
- liquidation was begun of the subsidiary PEW Aquakonrad S.A.

Excluded from consolidation, similarly to the previous quarter, were:

- TUW CUPRUM - 96.68% of the shares. The reason for exclusion is its different legal status;
- Walcownia Blach Sp.z o.o. in insolvency – 34.11% of the shares; Odlewnia Metali Nieżelaznych Sp. z o.o. in liquidation – 34.11% of the shares; Legnickie Centrum Przedsiębiorczości S.A. in liquidation – 29.41% of the shares. The reason for exclusion is their status as short term holdings;
- the entities presented in the following table were excluded due to their meeting the requirements listed in art. 56, point 2 of the law on accounting.

Information relating to entities which justifies their exclusion from consolidation

in '000 PLN

Name of company	Total assets	Percentage share in total assets of issuer	Net revenues from the sale of goods and products, together with income from financial operations	Percentage share in revenues of issuer
Przedsiębiorstwo Usługowe "Mercus Serwis" Sp. z o.o.	198	0.0026	1 603	0.0272
Przedsiębiorstwo Handlowe "Mercus Plus" Sp. z o.o.	5 825	0.0771	5 097	0.0864
Przedsiębiorstwo Handlowo-Usługowe "Mercus-Bis" Sp. z o.o.	2 392	0.0317	6 687	0.1134
Przedsiębiorstwo Handlowo Usługowe Lubinpex Sp. z o.o.	9 624	0.1274	18 593	0.3153

The data presented in this consolidated financial report were prepared based on the preliminary (unverified) statements of subsidiary and associated entities of the Capital Group. Upon verification, the financial result of the Capital Group may be slightly different.

KGHM Polska Miedź S.A. has published quarterly consolidated financial reports since the first quarter of 2001. In the comparable prior period there was no preparation of consolidated financial data which could be used for purposes of comparison.

2. **Accounting principles**

The financial data in this quarterly report are based on principles for the balance sheet date valuation and measurement of financial results, described in the SA-PS half year report for the year 2001, published on 28 September 2001.

With respect to the comparable prior period, the dominant entity made changes to balance sheet depreciation principles, in which the previous rates which were applied for corporate tax purposes were superceded by rates reflecting the anticipated period of exploitation of fixed assets. As a result of this change in depreciation rates, costs of the current quarter were reduced by PLN 21 945 thousand, as well as costs of the year 2001 by PLN 89 424 thousand.

3. **Exchange rates applied.**

The following EURO rates were applied in the calculation of selected financial data:

- for the calculation of turnover and financial results for the current quarter, the rate of ***3.6170***,
- for the calculation of turnover and financial results for the four quarters accrued, the rate of ***3.6509***,
- for the calculation of assets and capital as at 31 December 2001, the rate of ***3.5219***.

II. Information on adjustments due to provisions and to write-offs revaluing assets.

1. **Provisions for future expenses and liabilities**

In the current quarter in Capital Group entities, provisions were either revalued or created for the following future expenses and liabilities:

- a provision (revalued at the end of the year) for future liabilities towards employees with respect to retirement-disability rights, jubilee awards and coal-equivalent payments after the period of employment.
  Value of provision PLN 169 531 thousand
  (PLN 169 531 thousand accrued for the year)
  The significant value of these provisions was impacted by:
  - a change in the discount rate due to the decrease in the forecast profitability of treasury bills,
  - a change in the forecast increase in coal prices,
  - the higher-than-planned increase in coal prices in 2001, and
  - the higher-than-planned increase in wages in 2001.
- a provision for future liabilities arising from a subsidy agreement and from agreements entered into between the dominant entity and local authorities for the town of Rudna for the acquisition of permits and consent for the development of the tailings pond PLN 38 816 thousand
  (PLN 38 816 thousand accrued for the year)
- a provision for a disputed property tax from the qualification of land located in the protective zone of a smelter, together with related interest PLN 14 941 thousand
  (PLN 14 941 thousand accrued for the year)
- a provision for liabilities towards the authors of the invention titled „Burner for low-calorie gases" and used by the dominant entity, in connection with an unfavourable resolution of the dispute PLN 9 582 thousand
  (PLN 9 582 thousand accrued for the year)
- revaluation of the long term provision for mine closure costs, arising from a change in its estimation PLN - 3 987 thousand
  (PLN 20 947 thousand accrued for the year)
- a provision to cover the costs of liquidation of assets redesignated as being in liquidation PLN 1 000 thousand
  (PLN 2 130 thousand accrued for the year)
- a provision for liabilities arising from an on-going dispute with the authors of R&D projects PLN 1 000 thousand
  (PLN 1 000 thousand accrued for the year)

- a provision for maintaining assets of the subsidiary PeBeKa Sp.z o.o. in a state of production readiness — PLN 5 705 thousand
  (PLN 5 705 thousand accrued for the year)
- a provision for potential costs arising from a potentially unfavourable court decision arising from proceedings against Aquakonrad S.A. — PLN 3 882 thousand
  (PLN 3 882 thousand accrued for the year)
- a provision for overdue trade debtors together with interest — PLN 20 263 thousand
  (PLN 21 638 thousand accrued for the year)
- a short term provision (charged to costs) for the property tax on underground structures in the mines, after receiving a decision of the local authorities who do not recognise the ruling of the 7 judges of the Supreme Administrative Court in this matter — PLN 10 967 thousand
  (PLN 10 967 thousand accrued for the year)

In addition, at the end of the current quarter the following actions were taken related to provisions:

- write-off by the dominant entity of the entire annual short term provision created during the year for payment of the annual bonus, together with charges, in the amount of — PLN 94 585 thousand
  Value of the provision at the end of the prior quarter PLN 70 824 thousand
- write-off of the capitalised expenses of the KIMPE project to provisions created in the prior period — PLN 5 234 thousand
- release of unneeded provisions after cessation of threat, and related to the withdrawal from liquidation of assets, repayment of debtors, favourable court decisions — PLN 19 601 thousand

2. Deferred income tax provision

Due to actualisation of provisions in corporate income tax the financial result of the current quarter was impacted by settlement of the excess provision for temporary positive differences over the tax asset created for temporary negative differences. Value of difference for the quarter: PLN 67 823 thousand. PLN 24 823 thousand accrued for the year.

Excess of deferred tax asset over provision for deferred tax at the end of the period PLN 51 947 thousand

3. Revaluation of assets

In the current quarter the financial and tangible assets of the Capital Group were revalued, in particular:

- with respect to long- and short term investments
- a decrease in the value of shares of Telewizja Familijna S.A. due to permanent dimunition in value — PLN 26 004 thousand
- a decrease in the value of bonds of Telewizja Familijna S.A. — PLN 26 000 thousand
- a decrease in the shares of AIG Emerging Europe Infrastructure, resulting from the revaluation to fair value of the fund's investment portfolio and to changes in currency exchange rates in relation to rates on the date of purchase — PLN 3 222 thousand
  (PLN 3 222 thousand accrued for the year)
- a revaluation of short term investments in shares traded on the Warsaw Stock Exchange, made at the end of the prior quarter
  The result of this adjustment was improvement of the result in the current quarter by — PLN 11 021 thousand
  (a decrease of PLN 4 904 thousand accrued for the year)

EXEMPTION NUMBER: 82 4639

- with respect to tangible assets and other current assets:

- a reduction in the value of the general telecommunications license, capitalised to the prepayments of Telefonia Lokalna S.A. The revaluation was made with respect to the decrease in the market value of the license, after introduction of the new telecommunications law *(PLN 170 173 thousand accrued for the year)*	PLN 170 173 thousand
- revaluation of fixed and current assets by the subsidiary PEW Aquakonrad S.A. on the date it was placed into liquidation *(PLN 15 367 thousand accrued for the year)*	PLN 15 367 thousand
- decrease in value of smelter inventories of by-products and materials, to their net sale price *(PLN 4 654 thousand accrued for the year)*	PLN 2 439 thousand
- decrease in the value of tangible investments, in that part without economic effect *(PLN 5 244 thousand accrued for the year)*	PLN 4 276 thousand

III. List of achievements or failures of the Capital Group during the 4th quarter, and from the date on which the consolidated quarterly report was prepared to the date of its publication, together with a list of the most important related events.

Investments in entities of KGHM Polska Miedź S.A. Capital Group

During the period covered by this report the following investments in the entities of the Capital Group were made:

1) KGHM Polska Miedź S.A. obtained shares in the share capital of the following entities:

- Polkomtel S.A. – in October 2001 an increase in share capital was registered of PLN 550 000 thousand, of which KGHM Polska Miedź S.A. obtained shares for a total amount of PLN 107 855 thousand. The stake of KGHM Polska Miedź S.A. in the share capital after the increase remained unchanged, and amounted to 19.61%.
- DIALOG S.A. (until 8 February 2002: Telefonia Lokalna S.A.) – in November 2001 an increase in share capital was registered, from PLN 500 000 thousand to PLN 850 000 thousand. All shares in the increased capital of DIALOG S.A. were obtained by KGHM Polska Miedź S.A. The first instalment in the acquisition of these shares in the amount of PLN 150 000 thousand was paid in June 2001. The remaining shares will be paid for by the end of 2002.

In addition in October 2001 an increase in share capital was registered for „TUW – CUPRUM" of PLN 8 160 thousand, of which KGHM Polska Miedź S.A. obtained shares for the total amount of PLN 7 600 thousand. This increase was carried out by the transference of reserve capital into share capital. The shareholders of this company obtained shares proportionally to their existing stakes in the share capital.

2) DSI S.A. obtained shares in the share capital of PeBeKa S.A. – in November 2001 a decision was taken by the General Meeting to increase the share capital of the company by PLN 4 000 thousand. All shares in the increased capital were obtained by DSI S.A., covering the acquisition by cash. This increase in capital had not yet been registered as of the date of preparation of this report.

In addition in January 2002 an increase in share capital was registered for DKE Spółka z o.o. by PLN 380 thousand. DSI S.A. surrendered its right of first refusal of these shares to SITA POLSKA Sp. z o.o. Following registration the stake of DSI S.A. in the capital of this company fell from 100% to 50.33%.

3) DSI S.A. granted a repayable increase of share capital to the company DKE Spółka z o.o.:
- in October 2001 in the amount of PLN 2 000 thousand,
- in January 2002 in the amount of PLN 503 thousand. The entire amount granted was PLN 1 000 thousand (payments were granted after registration of the increase in capital mentioned in point 2).

In addition in 2001 KGHM Polska Miedź S.A. obtained a private placement issue of bonds of DIALOG S.A. for the total amount of PLN 915 000 thousand.
During the period covered by this report DSI S.A. purchased debt instruments of the following Group entities: INOVA Spółka z o.o. (until 26 November 2001: Zakład Doświadczalny Sp. z o.o.), Kwarce S.A., ZM Legmet spółka z o.o., ZWG spółka z o.o., DFM Zanam spółka z o.o. and DKE Spółka z o.o., while KGHM Metale S.A. obtained a private placement issue of bonds issued by WFP "Hefra" S.A. Significant transactions relating among others to the purchase of the debt instruments discussed are provided in point X of this report.

Sale of shares of KGHM Polska Miedź S.A. Capital Group entities

- Telewizja Regionalna Zagłębia Miedziowego Spółka z o.o. – in November 2001 DSI S.A. sold to TRANS-MEDIA GROUP Sp. z o.o. in Warsaw 20 shares having a nominal value of PLN 1 000 each, representing 0.4 % of the share capital of the company. Total sale price of the 20 shares was PLN 1 000. The book value of the shares sold in the accounts of KGHM Metale S.A. was PLN 20 thousand.
- LEFANA Sp. z o.o. – in December 2001 KGHM Metale S.A. sold to a subsidiary entity - WFP „Hefra" S.A. 49 006 shares held having a nominal value of PLN 50 each, representing 100% of the share capital, for the amount of PLN 606 thousand. The book value of the shares sold in the accounts of KGHM Metale S.A. was PLN 280 thousand.

Activities aimed at the sale of KGHM Polska Miedź S.A. Capital Group entities

- KGHM Polska Miedź S.A. in September 2001 entered into an agreement with Dominet S.A. for the sale of shares of Cuprum Bank S.A. The subject of the transaction was 5 234 shares having a nominal value of PLN 1 000 each, belonging to KGHM Polska Miedź S.A. and representing 26.2% of the share capital and 29.3% of the votes on the General Meeting of the company. In February 2002 the purchaser was granted permission by the Banking Supervisory Commission for the purchase of shares of this bank. Completion of this transaction is planned by the end of the first quarter of 2002,
- DSI S.A. in November 2001 entered into an agreement with URBEX Spółka z o.o. for the conditional sale of 100 040 shares of ZUW spółka z o.o. having the nominal value of PLN 70 each. Validity of the agreement is conditional on the following:
  - the granting of permission for the sale of these shares by the General Meeting of DSI S.A.,
  - a favourable decision by the Anti-Monopoly Office (UOKiK) (a favourable decision was granted by UOKiK on 31 December 2001),
  - payment by the purchaser of the entire sale price, and
  - the granting of a guarantee by KGHM Polska Miedź S.A. to the company that its services will continue to be rendered.

As of the date of preparation of this report this transaction for the sale of shares to URBEX Spółka z o.o. had not yet been realised.

Returnable increases in share capital

- in September 2001 POL – MIEDŹ TRANS spółka z o.o. returned to KGHM Polska Miedź S.A. an increase in capital of PLN 20 500 thousand.

Reductions of share capital in KGHM Polska Miedź S.A. Capital Group entities

- DSI S.A. – in October 2001 a resolution was passed by that company's General Meeting to decrease its share capital by PLN 1 585 thousand, through reduction of the nominal per share

from this reduction will be satisfied by the transfer of assets connected to property located on plot nr 93/6 in Lubin (region 3) and by the payment of cash in the amount of PLN 28 thousand. This reduction in share capital had not yet been registered as of the date of preparation of this report.

- MCZ S.A. - in October 2001 a decrease in share capital was registered of PLN 17 630 thousand, of which PLN 17 200 thousand was used to cover losses from prior years, while PLN 430 thousand was placed into the reserve capital of the company. At present the share capital amounts to PLN 43 162 thousand, with 100% of the shares owned by KGHM Polska Miedź S.A.

Creation of new entity

In November 2001 DSI S.A. together with AGREA S.A. with its registered head office in Dłużyna Górna established the company „AGREA-LUBIN" Spółka Akcyjna in organisation. The company was established based on the assets of AGREA S.A. in the form of a tangible contribution in kind connected with the assets of the former horticultural center in Lubin, on Małomicka Street, which was valued at PLN 7 200 thousand, and by a cash payment by DSI S.A. of PLN 7 000 thousand. The share capital of the company is PLN 3 550 thousand and is divided into 710 000 registered shares having a nominal value of PLN 5 each. The issue price of these founder shares amounts to PLN 20 each. DSI S.A. obtained 350 000 registered shares having a total value of PLN 1 750 thousand. The application for registration of this company was sent to the appropriate court of registration.

Other events which occured during the period covered by this report

- in October 2001 payment was made by DSI S.A. of the debt of NATUROPAK Spółka z o.o. in the amount of PLN 436 thousand to Bank Credit Lyonnais. With respect to the above in January 2002 DSI S.A. obtained from NATUROPAK Spółka z o.o. machines for the production of dies, which are currently leased to the company, and which enables continuation of its activities.
- in November 2001 the Extraordinary General Meeting of the company Przedsiębiorstwo Eksploatacji Wód AQUAKONRAD S.A. passed a resolution for the liquidation of the company. The reason for liquidation was its inability to finance costs through current operating activities (an increasingly larger net loss and no foreseeable change in the situation).
- in November 2001 CBPM „Cuprum" Spółka z o.o. was granted the ISO 14 001 certificate.
- in January 2002 DIALOG S.A. received a decision of the Minister of Infrastructure on extending until 30 June 2002 the deadline for payment of instalments on the licensing fee in the total amount of EURO 40 550 thousand. The total amount of the extension fee is PLN 13 400 thousand.

IV. Factors and events, in particular those of an atypical nature, having a significant impact on the financial results.

1. Financial results

The consolidated financial result of the Capital Group for the current year was a loss in the amount of PLN 664 522 thousand, and for the current quarter of PLN 539 789 thousand

The net result of the current quarter is comprised of the following:

• result of the dominant entity – a loss of *(a loss of PLN -190 023 thousand accrued for the year)*	PLN -243 510 thousand
• individual results of subsidiaries an excess of losses over profits *(PLN -508 759 thousand accrued in losses over profits for the year)*	PLN -358 079 thousand
• share in the results of associated entities – a profit of *(a profit of PLN 1 537 thousand accrued for the year)*	PLN 897 thousand
• positive consolidation adjustments of the result *(a positive adjustment of PLN 32 723 thousand accrued for the year)* of which:	PLN 60 903 thousand
- goodwill write-off (PLN -25 538 thousand accrued for the year)	PLN -6 401 thousand

- write-off of reserve capital from consolidation (PLN 1 448 thousand accrued for the year)	PLN 363 thousand
- financial result of minorities – a loss of (a loss of PLN 2 958 thousand accrued for the year)	PLN 2 561 thousand
- adjustment to profit on unrealised sales (PLN -3 464 thousand accrued for the year)	PLN -706 thousand
- settlement of assets transfered and depreciation adjusted (PLN -798 thousand accrued for the year)	PLN 1 774 thousand
- result on assets transferred and placed into the item tangible investments (PLN -5 742 thousand accrued for the year)	PLN -5 742 thousand
- dividends paid in Group (PLN -8 500 thousand accrued for the year)	PLN -551 thousand
- exchange rate differences relating to turnover with foreign entities (PLN 1 265 thousand accrued for the year)	PLN 1 334 thousand
- adjustments to value of shares in subsidiaries and associates (PLN 53 446 thousand accrued for the year)	PLN 55 714 thousand
- adjustment of released provisions in Group (PLN 18 695 thousand accrued for the year)	PLN 18 220 thousand
- other adjustments (PLN 4 849 thousand accrued for the year)	PLN -5 663 thousand

2. Revenues and costs of operating activities

Within the structure of revenues from sales over 90% represents the sale of copper and copper products, with nearly 60% being exported. This level of revenues is primarily the result of copper and silver quotations on the London Metal Exchange, exchange rate quotations and the level of sales. With production costs resulting primarily from the level of production volume, inflation, changes in energy and fuel prices and the level of wages, there was a loss on sales in the financial year of PLN 3 651 thousand

3. Other operating activities

The result on other operating activities in 2001 was a loss of PLN 456 257 thousand.
This loss was mainly due to the impact of provisions created (as described above) and to the revaluation of non-financial assets.

4. Financial activities

The level of financial income and costs is the result among others of the valuation and settlement of derivative instruments, exchange rate differences and to interest paid on loans.

5. Extraordinary gains and losses

The excess of losses over gains in the amount of PLN 25 782 thousand is due to liquidation of the subsidiary PEW Aquakonrad S.A. and the related effects of revaluation of this company's assets to market value and to the settlement of current costs of liquidation activities.

6. Derivative instruments

Derivative instruments, representing a hedge against price and exchange rate risk, are applied by the dominant entity and, to a lesser extent, by entities involved in trading activities.
The revaluation of derivative instruments to their fair value for the financial year, as shown in the profit and loss account, relates to open trading and hedging transactions in amounts reflecting the unsuccessful portion of the hedge.
With respect to this the financial result was increased by PLN 25 552 thousand, including by PLN 23 152 thousand in the current quarter.

Due to the settlement of hedging transactions for the year and to valuation on the last day of the current period of open cash flow hedging transactions in an amount reflecting the effective part of the hedge - reserve capital increased by PLN 19 341 thousand
From the settlement of hedging transactions, annual revenues decreased by PLN 23 126 thousand

The result of settled trading transactions, adjusted by the result of revaluation of these transactions at the end of the prior year, represents a loss of PLN 10 353 thousand.

V. List of events which occurred after 31 December 2001 which are not reflected in this report, but which could have a significant impact on the future financial results of the Capital Group.

- On 1 February 2002 there were changes made to the credit agreement entered into on 21 December 2000 for credit in the amount of 200 mln USD organised for KGHM Polska Miedź S.A. by ABN Amro Bank N.V. and Citibank N.A.
  The fee for altering the credit agreement is USD 300 thousand. The credit margin was changed from 0.75% (this level of margin was in force from December 2001) to 1.5%.
  In addition, the credit agreement is also altered by the addition of new paragraphs having the following wording:
  - if the Company disposes of any of the shares held by it in Polkomtel S.A., it shall apply forthwith an amount equal to the proceeds arising from any such disposal towards prepayment of all outstanding loans pro rata,
  - the Company shall withhold from any dividend payments, nor make any other payments (either in cash or non-cash form) on behalf of its shareholders, with respect to the year 2001.
- The Supreme Administrative Court, Wrocław Branch, in a decision announced on 26 February 2002 overturned the decisions of tax authorities relating to tax liabilities of KGHM Polska Miedź S.A., and referring to payment from profit of a State-owned, joint stock company and corporate income tax for the year 1996. The amount claimed by KGHM Polska Miedź S.A. due to these overturned decisions is PLN 35 383 thousand.

VI. Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for the year 2001

The Management Board of KGHM Polska Miedź S.A. did not publish a forecast of financial results of the Capital Group for the year 2001.

VII. Shareholders holding at least 5% of the total number of votes on the General Meeting of KGHM Polska Miedź S.A. and changes in the ownership structure of significant packets of the Company's shares in the 4th quarter of 2001

Shareholder	Shares held on 30 Sept 2001 (same number of votes)	Percentage share capital held on 30 Sept 2001 (same number of votes at general meeting)	Shares held on 31 December 2001 (same number of votes)	Percentage share capital held on 31 December 2001 (same number of votes at general meeting)
State Treasury*	88 567 589	44.28%	88 567 589	44.28%
Bankers Trust Company (depositary bank in the depositary receipt program)	34 992 906	17.50%	30 912 154	15.46%
Powszechna Kasa Oszczędności Bank Polski S.A.**	10 750 922	5.38%	10 750 922	5.38%

*as at 12 January 2001 (excluding shares remaining from the packet retained for entitled employees)
**as at 12 January 2001
A large portion of depositary receipts issued on the basis of shares held by the depositary bank Bankers Trust Company were owned by Emerging Markets Growth Fund Inc. During the 4th quarter

of 2001 Emerging Markets Growth Fund Inc. reduced its capital commitment in the Company from 5% to 4.74%, and on 14 November 2001 held 4 309 500 depositary receipts (representing 8 619 000 shares) and 858 600 shares.

VIII. Changes in ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) in the 4th quarter of 2001 by management or supervisory personnel of KGHM Polska Miedź S.A. as at 31 December 2001.

Position / function	First name, surname	Shares held as at 30 Sept. 2001	Shares bought in Q4 2001	Shares sold in Q4 2001	Shares held as at 31 Dec. 2001
President of the Management Board	Stanisław Speczik	0	0	0	0
Vice President, Member of the Management Board	Stanisław Siewierski	8455	0	0	8455
Vice President, Member of the Management Board	Witold Bugajski	505	0	0	505
Vice President, Member of the Management Board	Grzegorz Kubacki	710	0	0	710
Vice President, Member of the Management Board	Jarosław Andrzej Szczepek	0	0	0	0
Chairman of the Supervisory Board	Bohdan Kaczmarek	0	0	0	0
Vice Chairman of the Supervisory Board	Jerzy Markowski	2609	0	0	2609
Secretary of the Supervisory Board	Jan Rymarczyk	0	0	0	0
Member of the Supervisory Board	Józef Czyczerski	710	0	0	710
Member of the Supervisory Board	Witold Koziński	0	0	0	0
Member of the Supervisory Board	Ryszard Kurek	810	0	0	810
Member of the Supervisory Board	Janusz Maciejewicz	524	0	0	524
Member of the Supervisory Board	Marek Wierzbowski	0	519	0	519

In the 4th quarter of 2001 there were changes in the composition of the Management Board and Supervisory Board of KGHM Polska Miedź S.A.. The information above shows the changes in the ownership of KGHM Polska Miedź S.A. shares in the 4th quarter of 2001 by management and supervisory personnel of KGHM Polska Miedź S.A. as at 31 December 2001.

IX. List of legal and administrative proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration.

The total value of liabilities and debtors arising in connection with on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and administrative bodies of KGHM Polska Miedź S.A. and entities (subsidiary and associated) of the Capital Group in the 4th quarter of

2001 (i.e. to 31 December 2001) is more than 10% of the equity capital of KGHM Polska Miedź S.A. and amounts to PLN 651 492 thousand

The largest proceedings of the issuer with respect to debtors are:

- An appeal by KGHM Polska Miedź S.A. of a decision by the Treasury Office in Legnica dated 6 July 1998 in the matter of a payment from profit for the year 1996 in the amount of PLN 23 877 thousand. By a ruling dated 26 February 2002 the Supreme Administrative Court, Wrocław Branch, overturned the decision.
- A petition by KGHM Polska Miedź S.A. relating to compensatory claims due to improper execution of a licensing agreement dated 7 January 1999 with Colmet International Ltd., sent to the Regional Court for Warszawa Praga, Section I (Civil Cases) in Warsaw dated 30 November 2001, and to a summons for compensation against:
  a) Krzysztof Pochrzęstów,
  b) Colmet International Ltd., and
  c) Jofie Lumana Kazadi.
  The monetary value of this matter has been set at PLN 386 599 thousand.
  KGHM Polska Miedź S.A. has estimated this to be the amount of the financial consequences arising from the failure to properly execute the licensing agreement, which comprises costs to be incurred and potential liabilities.
  This petition will be the subject of compensatory proceedings before the Court.

The total value of proceedings in the Group with respect to debtors amounts to PLN 508 812 thousand.

The largest proceedings with respect to liabilities is the dispute involving copper ore mining fees, in that part relating to silver, and valued at PLN 90 000 thousand (this being six issues combined for the purposes of a single resolution). The disputing party is the Regional Prosecutor in Legnica, who appealed the decision of the Minister of Environmental Protection, Natural Resources and Forestry. The six issues in these proceedings were initiated on 2 January 1999 (two), 2 February 1999, 11 March 1999, 18 May 1999 and 9 July 1999.
KGHM Polska Miedź S.A. in each case is seeking dismissal of the appeal, as silver cannot be treated as being subject to mining fees. KGHM Polska Miedź S.A., in accordance with geological documentation and licensing, is involved in the mining of a mineral deposit – copper ore – which alone may be subjected to a mining fee. Silver is a trace element which is found together with copper, along with lead and molybdenum, and is not subject to a 10% mining fee.
With respect to liabilities in the Group, the total value of proceedings represents an amount of PLN 142 680 thousand.

X. Information on transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities within the financial year which are not typical transactions entered into under market conditions, and do not arise from the current operating activities of KGHM Polska Miedź S.A. or a subsidiary, but whose value exceeds the PLN-expressed equivalent of 500 000 Euros.

1. An agreement dated 29 October 2001 entered into between Dolnośląska Korporacja Ekologiczna Sp. z o.o. in Oława and Zakład Doświadczalny Sp. z o.o. in Lubin (subsidiaries of DSI S.A.). This agreement relates to the sale of an organised part of the company Zakład Odzysku Koncentratów Metali. The value of this agreement is PLN 3 200 thousand. The parties have agreed that the surrender of these assets by the Seller together with all related documentation will occur by 31 October 2001. Based on art. 23 of the Labor Code, the purchaser accepts the current workforce of the seller. The following repayment schedule has been agreed upon (reflecting VAT):
   - 7 November 2001 PLN 600 thousand,
   - 23 November 2001 PLN 647 thousand,
   - 27 November 2001 PLN 2 200 thousand,
   - 19 December 2001 PLN 400 thousand

   DKE Oława Sp. z o.o. has made payment in full on this agreement with transfer of the above-mentioned assets.

2. An agreement dated 28 December 2001 entered into between Telefonia Lokalna S.A. (a subsidiary) and KGHM Polska Miedź SA relating to the purchase of bearer bonds with a 6-month maturity. The value of this agreement is PLN 800 000 thousand. The bonds bear a WIBOR interest rate, increased by a margin of 0.8%. Maturity of these bonds is 28 June 2002. These bonds were financed through a loan drawn on 19 December 2001 by KGHM Polska Miedź SA from a consortium of banks. This is the largest value transaction. The total value of agreements entered into within the last 12 months (excluding transactions of a typical and routine nature arising from on-going operating activities) is PLN 1 229 000 thousand.
3. An agreement dated 28 December 2001 entered into between the Equity Investment Fund KGHM Metale S.A. in Lubin and Warszawska Fabryka Platerów "Hefra" SA in Warsaw (a subsidiary). The subject of the agreement is the purchase of a 0.78819 share in the right to perpetual usufruct of property having a total area of 1.6485 hectares, located in Warsaw at Ulica Jana Kazimierza 32/40 (32/40 Jan Kazimierz Street) and identified by registration number 24 from region 6-05-03, and a share in the ownership of buildings and structures located on this plot. The value of this transaction amounts to PLN 10 593 thousand, of which: the right to perpetual usufruct of property, PLN 8 808 thousand; and the value of buildings and structures, PLN 1 785 thousand. Payment by KGHM Metale S.A. is being made in instalments, while KGHM Metale reserves the right to deduct the amount they are owed by WFP "Hefra" S.A. arising from the purchase of bonds of WFP "Hefra" S.A. for that portion of the price of the above-mentioned property.
The total value of agreements entered into between these entities within the last 12 months (excluding transactions of a typical and routine nature arising from on-going operating activities) is PLN 36 629 thousand.
4. Transactions between the Equity Investment Fund KGHM Metale S.A. and WMN Sp. z o.o. relating to the purchase of debt securities issued by WMN. The total value of these transactions amounts to PLN 2 860 thousand based on the purchase price, and bearing the following rates of interest:
   - for the tranche dated 16 February 2001 in the amount of PLN 952 thousand 20%,
   - for the tranche dated 26 February 2001 in the amount of PLN 955 thousand 20%,
   - for the tranche dated 18 May 2001 in the amount of PLN 953 thousand WIBOR 3M +1.5%.
5. Transactions relating to the purchase by Telefonia Lokalna S.A. of discounted debt securities issued by the Computer Systems and Telecommunications Company „Cuprum2000" SA. A total of 23 transactions were entered into for the amount of PLN 25 900 thousand. The largest single transaction was valued at PLN 1 500 thousand. The last such transaction was entered into on 3 October 2001.
6. A transaction entered into on 28 December 2001 between Dolnośląska Spółka Inwestycyjna S.A. and DFM Zanam Sp. z o.o. (a subsidiary) relating to the purchase of commercial paper. Value of transaction PLN 1 900 thousand. Date of maturity 31 October 2002.
7. A transaction entered into between Dolnośląska Spółka Inwestycyjna S.A. and LEGMET Sp. z o.o. (a subsidiary) relating to the purchase of 3 commercial paper issues. The total value of transactions (excluding transactions of a typical and routine nature arising from on-going operating activities) entered into between these entities over the last 12 months amounts to PLN 4 100 thousand (in the following tranches: 30 April 2001, PLN 2 000 thousand; 7 May 2001, PLN 1 500 thousand; and 30 November 2001, PLN 600 thousand). Maturity dates are, respectively: 24 April 2002, 30 April 2002, and 28 June 2002.
8. A transaction entered into on 28 December 2001 between Dolnośląska Spółka Inwestycyjna S.A. and Kwarce SA. (a subsidiary) relating to the purchase of commercial paper. Value of transaction PLN 1 100 thousand. The total value of transactions (excluding transactions of a typical and routine nature arising from on-going operating activities) entered into between these entities over the last 12 months amounts to PLN 1 900 thousand.

XI. Information on the granting in 2001 by KGHM Polska Miedź S.A. or a subsidiary of security on credit or loans, or of guarantees to an entity or an entity's subsidiary, whose total value represents at least 10% of the shareholders' capital of KGHM Polska Miedź S.A.

Item	Company	Beneficiary of security or guarantee	Nature of relationship	Total amount of securities, guarantees	Timeframe of granted securities or guarantees	Financial conditions
1.	KGHM Polska Miedź S.A.	Consortium of banks – PKO Bank Polski S.A. as leading bank	Security granted to consortium of banks to secure the credit granted to Telefonia Lokalna, a wholly-owned subsidiary	PLN 800 000 thousand (security)	From 6 April 2001 to 31 March 2002 (expired on 28 December 2001 upon repayment of the credit by Telefonia Lokalna S.A.)	Security granted, excluding wages

XII. Other information important for evaluation of the assets, finances and financial result of the Company, and any changes thereto.

At the end of the current quarter off-balance sheet liabilities were revalued, the result of which is as follows:

- the liabilities of the KIMPE project were written off in the amount of USD 17 460 thousand, and
- conditional liabilities were disclosed in the amount of PLN 34 582 thousand, representing the difference between the costs of mining fees incurred from the 3rd quarter of 1998 to the end of 2001 for the mining of mineral ores, and the estimated liabilities in this regard calculated from the value of concentrate produced for this period.

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Grzegorz Kubacki

p.o. GŁÓWNY KSIĘGOWY
Zenon Sabiniarz

Exemption number: 82 4639

KGHM Polska Miedź S.A.

ul. M. Skłodowskiej-Curie 48, 59-301 Lubin, POLAND
phone: (48 76) 84 78 200, fax: (48 76) 84 78 500

To:	**Division of Corporation Finance**		
Firm:	**United States Securities and Exchange Commission**	*Phone:* *Fax:*	*1 202 94 22 990* *1 202 94 29 624*
Contact name:	**Wojciech Marciniak** Director, Head Office Information Centre	*Phone:* *Fax:*	*(48 76) 84 78 280* *(48 76) 84 78 205*
	Announcement also provided to required statutory authorities		
		Date:	*1 March 2002*
		Number of pages (including this one):	*1*

Current report 14/2002

The Management Board of KGHM Polska Miedź S.A. wishes to announce that the date of publication of its Annual Report for 2001 has been changed; the report will now be published on 5 March 2002.

Legal basis:
(§69, section 1 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569)

WICEPREZES ZARZĄDU
Jarosław Andrzej Szczepek

WICEPREZES ZARZĄDU
Grzegorz Kubacki